Contact

www.linkedin.com/in/heath-hall
(LinkedIn)
www.porkbarrelbbq.com
(Company)

Top Skills

Political Strategy
Cross-Functional Leadership
Board & Executive Briefings

Certifications

Maryland Bar

Honors-Awards

Supreme BBQ Sauce

Publications

The Secret Sauce of Teamwork
U.S. House Small Business Committee Testimony

Heath Hall

Head of Government Affairs | Public Policy & External Relations Executive | Federal & Multi-State Advocacy • Regulatory Strategy • Business Growth

Kansas City Metropolitan Area

Summary

I help organizations anticipate regulatory change, navigate political complexity, and turn public policy into strategic business advantage.Government affairs is most valuable when it helps executive teams make better business decisions—not simply monitor legislation. I partner with CEOs, executive leadership, boards, regulators, investors, and policymakers to manage risk, influence policy, strengthen stakeholder relationships, and support growth in highly regulated industries.Most recently, as Vice President of Government Affairs for the nation's largest Dental Support Organization, I led legislative and regulatory strategy across more than 40 states during a period of growth from approximately $3 billion to more than $4 billion in annual revenue. Partnering with legal, compliance, operations, and clinical leadership, I translated legislative and regulatory developments into business strategies that reduced risk, expanded patient access, and supported continued growth.I have advised C-suite executives, boards, institutional investors, and policymakers on healthcare regulation, corporate practice, workforce policy, Medicaid reimbursement, licensure, market access, and enterprise strategy. I have worked extensively with the Association of Dental Support Organizations, the American Dental Association, the American Investment Council, state dental associations, licensing boards, and industry coalitions to strengthen the healthcare workforce, modernize regulation, and improve patient access.Earlier in my career, I served in senior legislative and public policy roles on Capitol Hill, led advocacy initiatives for the private equity industry, advised institutional investors on healthcare regulatory risk, and served as CEO of an international nonprofit organization.Having served in federal, state, local, nonprofit, and corporate leadership roles, I understand how policy is developed and implemented. I believe government affairs creates the greatest value when integrated into executive decision-making, helping shape operational planning, compliance, clinical strategy, and

long-term growth.I serve on the Board of Directors of the Negro Leagues Baseball Museum and remain active in civic leadership, entrepreneurship, and mentorship.Core Expertise: Government Affairs • Public Policy • Healthcare Regulatory Affairs • Multi-State Advocacy • Trade Association Leadership • Corporate Practice • Medicaid • Licensure • Executive Advisory • Coalition Building • Stakeholder Engagement • Enterprise Growth

Experience

Capstone

Healthcare Advisor

April 2025 - Present (1 year 8 months)

Washington, District of Columbia, United States

Advising institutional investors, corporate leadership teams, and stakeholders on federal and multi-state healthcare policy, regulatory affairs, and enterprise risk issues impacting investment strategy and market positioning. Provide strategic analysis at the intersection of healthcare delivery, public policy, legislative strategy, and business operations.

Partner with clients to evaluate emerging legislative, regulatory, reimbursement, and political developments influencing healthcare services, private equity investment, workforce policy, and long-term enterprise value creation.

Key Contributions:

• Advise investors and corporate stakeholders on healthcare policy, government relations, and regulatory affairs developments affecting investment theses, operational strategy, and market access.

• Deliver strategic analysis on federal and state legislative activity, reimbursement policy, workforce regulations, and healthcare industry trends impacting healthcare delivery organizations and investors.

• Support executive leadership teams and investment professionals with enterprise risk assessments tied to public policy, regulatory exposure, and political developments across highly regulated markets.

• Monitor and interpret complex legislative and regulatory activity across multiple states, helping clients proactively navigate changing healthcare policy environments.

• Provide board advisory and stakeholder engagement insights related to healthcare consolidation, workforce shortages, reimbursement structures, and evolving regulatory scrutiny.

Pork Barrel BBQ

Co-Founder and President

May 2008 - Present (18 years 7 months)

Alexandria, VA

Co-founded and helped scale an award-winning consumer packaged goods barbecue brand recognized nationally following an appearance on ABC's Shark Tank. Led brand growth, strategic partnerships, retail expansion, corporate affairs, and business development initiatives across e-commerce, grocery, specialty retail, and national distribution channels.

Provide executive leadership across brand strategy, strategic communications, operations, investor engagement, product expansion, and external stakeholder relationships while overseeing continued growth of both Pork Barrel BBQ and the BBQ Tools product platform.

Key Contributions:

• Built Pork Barrel BBQ into a nationally recognized consumer brand with distribution across major retailers including Walmart, Costco, Sam's Club, Amazon, and specialty food channels.

• Secured national exposure through ABC's Shark Tank, successfully negotiating an investment deal with Barbara Corcoran and significantly increasing brand visibility and customer growth.

• Led corporate affairs, strategic partnerships, and external stakeholder engagement initiatives supporting long-term brand expansion and revenue growth.

• Directed go-to-market strategy, product development, and market access initiatives across sauces, spice rubs, grilling accessories, and outdoor cooking products.

• Helped launch and scale BBQ Tools, achieving more than $400K in online sales within the first year while building a profitable and rapidly growing outdoor cooking accessories platform.

• Managed strategic communications, digital marketing, influencer partnerships, and e-commerce growth strategies across Amazon, Walmart Marketplace, TikTok, Instagram, and X.

• Developed relationships with major retail buyers, category managers, distributors, media partners, and industry stakeholders to expand distribution and strengthen brand positioning.

Heartland Dental

Vice President of Government Affairs

January 2020 - August 2024 (4 years 8 months)

Effingham, Illinois, United States

Built and led the government affairs function for the nation's largest Dental Support Organization, directing legislative, regulatory, and external affairs across more than 40 states. Served as the executive leadership team's principal advisor on healthcare policy, regulatory risk, workforce strategy, reimbursement, licensure, corporate practice, and legislative developments affecting enterprise growth.

Partnered with legal, compliance, operations, clinical leadership, and communications to translate legislative and regulatory developments into business strategies that reduced risk, expanded patient access, and supported growth from approximately $3 billion to more than $4 billion in annual revenue.

Key Contributions:

• Developed and executed multi-state government affairs and legislative strategies across 40+ states.

• Represented the organization within the Association of Dental Support Organizations (ADSO), collaborating with regulators, policymakers, and trade associations to advance legislative priorities.

• Directed advocacy on workforce shortages, the Dentist and Dental Hygienist Compact, licensure portability, scope of practice, Medicaid reimbursement, corporate practice, and access-to-care policy.

• Advised executive leadership on legislative, regulatory, political, and reputational risks, integrating public policy into strategic planning.

• Led cross-functional collaboration with legal, compliance, operations, and clinical leadership to implement legislative and regulatory changes.

• Led COVID-19 advocacy efforts supporting the safe reopening of dental practices while protecting patient access and business continuity.

• Built relationships with governors' offices, legislators, regulatory agencies, state dental boards, healthcare organizations, and coalition partners.

• Managed external lobbyists and consultants while providing executive and board-level legislative and regulatory briefings.

Kansas City Barbeque Society
CEO
January 2019 - July 2019 (7 months)
Kansas City, Missouri

Served as CEO of the world's largest barbecue and grilling membership organization, leading strategic operations, stakeholder engagement, governance initiatives, and organizational modernization efforts during a period of operational and financial transition. Directed corporate affairs, external communications, partnership development, and member engagement strategies supporting a national network of competitors, judges, sponsors, and industry stakeholders.

Provided executive leadership across organizational strategy, board advisory, public affairs, and operational management while advancing initiatives focused on transparency, governance reform, financial sustainability, and long-term member growth.

Key Contributions:

• Led day-to-day operations and strategic planning for a national membership organization representing thousands of members, competitive teams, sponsors, and event organizers across the barbecue industry.

• Directed stakeholder engagement and strategic communications initiatives focused on strengthening member trust, organizational transparency, and external brand positioning.

• Worked closely with the Board of Directors on governance modernization, policy development, operational restructuring, and long-term organizational strategy.

• Managed corporate affairs, external partnerships, sponsorship engagement, and industry relationships supporting organizational visibility and revenue generation.

• Oversaw financial operations, budgeting, vendor management, and organizational performance initiatives designed to improve operational efficiency and financial sustainability.

• Represented the organization publicly through media engagement, public appearances, strategic partnerships, and industry advocacy efforts across the food, hospitality, and live events sectors.

• Supported membership growth and organizational engagement initiatives through enhanced communications, digital outreach, and stakeholder-focused operational improvements.

American Investment Council (AIC)

Director, Grassroots and Government Affairs

July 2014 - October 2018 (4 years 4 months)

Washington DC-Baltimore Area

Led government relations, public affairs, and stakeholder engagement initiatives for the national trade association representing the private equity and growth capital industry. Directed multi-state advocacy campaigns, strategic communications, coalition development, and external affairs strategies supporting industry priorities, investment growth, and favorable public policy outcomes.

Served as a strategic advisor to executive leadership on legislative strategy, political engagement, corporate affairs, and enterprise risk issues impacting private equity firms, institutional investors, portfolio companies, and capital markets.

Key Contributions:

• Directed federal and state government relations initiatives focused on tax policy, financial regulation, and broader legislative priorities affecting the private equity industry.

• Led strategic public affairs and external communications campaigns designed to strengthen industry positioning, stakeholder engagement, and policymaker relationships nationwide.

• Expanded the organization's Portfolio Company Initiative, increasing congressional meetings and facility visits from 83 annually to more than 110, strengthening direct engagement between policymakers and employers supported by private investment.

• Grew the organization's political engagement and fundraising efforts, contributing to significant expansion of the AIC PAC during multiple federal election cycles.

• Built coalitions with portfolio company executives, investors, policymakers, and external stakeholders to advance legislative and regulatory priorities.

• Advised executive leadership and member firms on political developments, public policy trends, legislative strategy, and enterprise risk issues impacting investment environments and long-term market growth.

• Represented the organization through congressional outreach, public speaking, and high-level stakeholder relationship management across government, business, and investment communities.

The Heritage Foundation

Director, Strategic Operations - Leadership for America Operations and Sr. Policy Analyst

January 2007 - April 2012 (5 years 4 months)

Washington, District of Columbia, United States

Led strategic operations, policy coordination, and executive-level initiatives for one of the nation's leading public policy research organizations. Worked across multiple policy divisions to support government relations, external affairs, strategic communications, and enterprise-wide initiatives involving national security, economic policy, healthcare, rule of law, and institutional strategy.

Served as a senior advisor and cross-functional leader supporting executive leadership, policy experts, and external stakeholders on legislative strategy, coalition engagement, public affairs, and organizational operations.

• Directed strategic planning and operational coordination initiatives supporting policy programs, executive leadership priorities, and organization-wide public policy objectives.

• Collaborated with senior leadership, policy analysts, communications teams, and external stakeholders on government relations, strategic communications, and public affairs initiatives.

• Supported development of policy analysis, congressional engagement materials, executive briefings, speeches, op-eds, and stakeholder communications related to domestic and foreign policy issues.

• Played a leadership role in coordinating high-profile policy initiatives involving national security, healthcare policy, economic growth, defense strategy, and rule of law issues.

• Worked closely with policymakers, congressional offices, coalition partners, donors, and external organizations to strengthen stakeholder engagement and advance legislative strategy efforts.

Key Contributions:

• Assisted in organizational response and strategic coordination efforts tied to major national policy discussions, including post-9/11 defense priorities.

• Managed cross-functional operational initiatives involving policy teams, communications staff, development leadership, and executive management to improve organizational effectiveness and strategic alignment.

Park University

Adjunct Professor

August 2007 - May 2010 (2 years 10 months)

Parkville, MO

Served as an adjunct faculty member teaching courses focused on political science, public policy, government, leadership, and civic engagement. Leveraged extensive experience in government affairs, legislative strategy, public policy, and executive leadership to connect academic instruction with real-world policy, business, and governmental challenges.

Supported student development through applied learning, strategic communications, policy analysis, and practical insights into government relations, stakeholder engagement, and leadership within highly regulated and politically complex environments.

Key Contributions:

• Taught undergraduate and graduate-level coursework related to political science, public policy, government, leadership, and civic engagement.

• Developed curriculum and instructional content focused on legislative strategy, public affairs, political systems, public administration, and policy analysis.

• Integrated real-world government affairs, healthcare policy, and corporate leadership experience into classroom instruction and student engagement.

• Facilitated discussions and applied learning exercises involving public policy, stakeholder engagement, regulatory affairs, and current political issues.

• Leveraged executive leadership and public policy expertise to provide students with practical perspectives on government relations, enterprise strategy, and organizational leadership.

United States Senate

Sr. Legislative Assistant for Sen. Jim Talent

February 2003 - January 2007 (4 years)

Washington, District of Columbia, United States

Served as a senior policy advisor and legislative strategist for a member of the United States Senate, managing a broad portfolio that included agriculture,

healthcare, finance, commerce, transportation, labor, and small business policy. Advised the Senator on legislative strategy, stakeholder engagement, public policy, constituent priorities, and federal regulatory issues impacting Missouri businesses, communities, and economic development.

Led government affairs, legislative analysis, and external stakeholder engagement efforts involving congressional offices, industry leaders, trade associations, federal agencies, and state and local officials across a wide range of policy matters.

Key Contributions:

• Managed a comprehensive legislative portfolio spanning Agriculture, Commerce, Finance, Small Business, transportation, labor, and healthcare policy issues before the U.S. Senate.

• Advised the Senator on legislative strategy, public policy priorities, regulatory affairs, and political developments affecting constituents, businesses, and national policy objectives.

• Developed policy recommendations, legislative materials, briefing documents, floor statements, speeches, and strategic communications related to federal legislative initiatives.

• Directed stakeholder engagement efforts with industry groups, trade associations, local governments, and constituent organizations throughout Missouri and Washington, DC.

• Coordinated with congressional committees, federal agencies, executive branch officials, and legislative offices on policy development and legislative negotiations.

• Represented the Senator in meetings with business leaders, advocacy organizations, policymakers, and external stakeholders on legislative and regulatory matters.

• Provided strategic counsel on constituent issues, public affairs, and policy positioning while helping strengthen relationships across Missouri's business, civic, and political communities.

Council of the District of Columbia

Committee Director

August 2000 - February 2003 (2 years 7 months)

Washington, DC

Served as Committee Director for the Public Services Committee of the Council of the District of Columbia, overseeing legislative strategy, policy development, regulatory affairs, and budget analysis related to workforce development, transportation, public infrastructure, and government operations. Advised council leadership on public policy, stakeholder engagement, legislative priorities, and operational oversight impacting residents, businesses, and public agencies throughout Washington, DC.

Directed policy analysis and strategic communications efforts involving city agencies, community organizations, business leaders, labor groups, and public stakeholders during a period of significant operational and infrastructure challenges.

Key Contributions:

• Managed legislative and regulatory oversight responsibilities for public agencies and departments with combined operating budgets exceeding $175 million.

• Led policy development and legislative strategy initiatives related to workforce development, transportation systems, public infrastructure, and government operations.

• Directed oversight hearings, agency reviews, budget analysis, and policy evaluations involving transportation services, employment programs, and public sector operations.

• Coordinated with government agencies, community leaders, labor organizations, business stakeholders, and constituent groups to advance legislative and operational priorities.

• Supported post-9/11 operational recovery and infrastructure coordination efforts tied to transportation systems, workforce continuity, and public services within Washington, DC.

• Developed policy recommendations, briefing materials, testimony, strategic communications, and legislative documents for council leadership and committee operations.

• Represented the committee in meetings with government officials, advocacy organizations, external stakeholders, and community leaders on legislative and regulatory matters.

Education

University of Missouri-Kansas City School of Law
JD, Law · (1997 - 2000)

Truman State University
BS, Political Science · (1992 - 1997)

Jefferson City High School
High School Diploma · (1988 - 1992)